__________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

FTS International, Inc.
__________________________________________________________________________________________________________________________________
(Name of Issuer)

Class A Common Stock
__________________________________________________________________________________________________________________________________
(Title of Class of Securities)

30283W302
__________________________________________________________________________________________________________________________________
(CUSIP Number)

Matt D. Wilks
C/O Wilks Brothers, LLC
17010 IH 20
Cisco, Texas 76437
Telephone: (817)-850-3600
__________________________________________________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020
__________________________________________________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dan Wilks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 * See Item 3.
** See Item 4.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Staci Wilks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 3.
** See Item 4.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THRC Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 3.
** See Item 4.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THRC Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * See Item 3.
** See Item 4.

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the New Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of FTS International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 777 Main Street, Suite 2900, Fort Worth, Texas 76102.

Item 2.    Identity and Background
(a)	Name of Persons Filing:
This Schedule 13D is being filed jointly by Dan Wilks, Staci Wilks, THRC Management, LLC and THRC Holdings, LP (the “Reporting Persons”).1
____________________
1THRC Management, LLC (“Management”) a Texas limited liability company, as General Partner of Holdings, has exclusive voting and investment power over the shares of Issuer’s Class A Common Stock held by Holdings, and therefore may be deemed to share beneficial ownership of such shares. Dan H. Wilks, as sole Manager of Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over the shares of Issuer’s Class A Common Stock directly owned by Holdings and therefore may be deemed to  share beneficial ownership of such shares.
(b)	Address of Principal Business Office or, if None, Residence:

Dan Wilks
17018 IH 20
Cisco, TX 76437

Staci Wilks
17018 IH 20
Cisco, TX 76437

THRC Holdings, LP
16858 IH 20, Cisco, Texas 76437

THRC Management, LLC
17018 IH 20
Cisco, TX 76437

(c)	Citizenship; Place of Organization

Dan Wilks is a citizen of the United States of America.
Staci Wilks is a citizen of the United States of America.
THRC Holdings, LP is a limited partnership organized under the laws of the State of Texas.
THRC Management, LLC is a limited liability company organized under the laws of the State of Texas.

Item 3.   Source and Amount of Funds or Other Consideration

In connection with the Issuer’s emergence from Chapter 11 protection, on November 19, 2020 (the “Effective Date”), all outstanding obligations under the Issuer’s 6.25% senior secured notes due May 1, 2022 (the “Notes”) issued pursuant to the Indenture, dated as of April 16, 2014, among the Issuer, the guarantors named therein and U.S. Bank National Association, as collateral agent and trustee (the “Indenture”), were cancelled, and the Indenture governing such obligations was cancelled, except to the limited extent expressly set forth in the Joint Prepackaged Chapter 11 Plan of Reorganization of FTS International, Inc. and its Debtor Affiliates (as amended, modified or supplemented from time to time, the “Plan”). In accordance with the Plan, the holders of the Notes received shares of Class A Common Stock, par value $0.01 per share, of the Issuer, equal to their proportionate distribution of 90.1% of the shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) (subject to dilution by warrants to acquire Class A Common Stock issued by the Issuer and the Issuer’s Amended and Restated Equity and Incentive Compensation Plan).

As further described in Item 4 below, (i) pursuant to the Plan, the Reporting Persons acquired beneficial ownership of shares of Class A Common Stock on account of the Reporting Persons’ holdings of the Notes and (ii) the Reporting Persons acquired, through open market purchases, in the aggregate 776,280 shares of Class A Common Stock of the Issuer (the “Purchased Shares”) for an aggregate purchase price of $12,037,912.2.

Item 4.    Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated into this Item 4 by reference.

On September 22, 2020, the Company filed petitions for voluntary relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On November 4, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan, as modified by the Confirmation Order.  On the Effective Date, the Plan became effective in accordance with its terms and the Company emerged from Chapter 11.

On the Effective Date, the Reporting Persons collectively received 1,930,720 of the shares of Class A Common Stock issued as of the Effective Date under the Plan.

On November 20, 2020, November 23, 2020 and November 24, 2020, the Reporting Persons acquired the Purchased Shares for an aggregate purchase price of $12,037,912.2.  All acquisitions of the Purchased Shares were made through purchases on the open market. The funds used by the Reporting Persons to acquire the Purchased Shares consisted entirely of personal capital and working capital of the Reporting Persons, as applicable. The Purchased Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Purchased Shares was obtained through margin borrowing.

As of December 2, 2020, the Reporting Persons may be deemed to beneficially own 2,750,000 shares of Class A Common Stock of the Issuer, representing approximately 20.1% of the Class A Common Stock outstanding, and 19.64% of the total Common Stock outstanding.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Class A Common Stock, other securities or derivative instruments related thereto or selling some or all of their Class A Common Stock, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Class A Common Stock, and, alone or with others, pursuing discussions with the management, the Board, other holders of Class A Common Stock of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer2

____________________
2THRC Management, LLC (“Holdings”), a Texas limited partnership, directly holds the securities of the Issuer, which shares were received as a distribution pursuant to the Plan on account of the Notes, and through additional open market acquisitions of the Purchased Shares.

(a)
Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,750,000 shares of  Class A Common Stock, representing approximately 20.1% of the Issuer’s issued and outstanding shares of Class A Common Stock, based on 13,687,620 shares of Class A Common Stock of the Issuer (and 19.64% of the Issuer’s issued and outstanding Common Stock, based on 13,999,926 shares of Common Stock of the Issuer) as of November 19, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 19, 2020.

(b)
Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,750,000 shares of  Class A Common Stock, representing approximately 20.1% of the Issuer’s issued and outstanding shares of Class A Common Stock, based on 13,687,620 shares of Class A Common Stock of the Issuer (and 19.64% of the Issuer’s issued and outstanding Common Stock, based on 13,999,926 shares of Common Stock of the Issuer) as of November 19, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 19, 2020.

(c)	Except as set forth above in Item 4 of this Schedule 13D, no transactions were effected in the Class A Common Stock within the past 60 days by the Reporting Persons.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.

Registration Rights Agreement

On the Effective Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders (the “Holders”), including the Reporting Persons. The Registration Rights Agreement provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, upon a request of Holders holding at least 7.5% of the Common Stock, the Issuer is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 60 days of the Effective Date (or, if “fresh start” accounting is required, no later than 90 days following the Effective Date). Additionally, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

The obligations to register shares under the Registration Rights Agreement will terminate with respect to the Issuer and each Holder on the first date upon which the Holder no longer owns any Registrable Securities.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, a copy of which is attached here as Exhibit 99.2 and incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits

Exhibit 99.1 – Identification of Group Members.
Exhibit 99.2 - Joint Filing Agreement, by and among the Reporting Persons, dated as of December 2, 2020.
Exhibit 99.3 – Power of Attorney – Staci Wilks
Exhibit 99.4 – Power of Attorney – Dan Wilks
Exhibit 99.5 – Power of Attorney – THRC Holdings, LP on behalf of itself and its wholly owned subsidiary, THRC Management, LLC.
Exhibit 99.6 - Registration Rights Agreement, incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed November 19, 2020 (File No. 001-38382).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan Wilks

*
Staci Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)